

July 11, 2013

<u>Via E-mail</u>
Mr. Robert Hombach
Corporate Vice President and Chief Financial Officer
Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015-4625

>   **Re: Baxter International Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2012**
>   **Filed February 21, 2013**
>   **File No. 001-04448**

Dear Mr. Hombach:

We have reviewed your filings and correspondence dated May 21, 2013 and June 25, 2013 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1. We refer to your response to prior comments 1 and 2 in your letter dated June 25, 2013. In future filings please expand to explain your rationale for excluding research and development expenses for payments to collaborators in non-GAAP operating measures, similar to the explanation provided in the last two paragraphs of your response.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief